Molly Z. Brown Attorney at Law Direct Dial: 216.830.6813 mbrown@brouse.com

August 1, 2022

Attn: Mr. Austin Wood

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ReAlpha Asset Management, Inc. Offering Statement on Form 1-A Post-qualification Amendment No. 4 Filed July 29, 2022 File No. 024-11523

Dear Mr. Wood:

We represent ReAlpha Asset Management, Inc. (the “Company”). On behalf of the Company, we hereby request qualification of the above-referenced offering statement at 2 pm on August 3, or as soon as practicable thereafter.

Respectfully submitted,

/s/ Molly Zinkand Brown

Molly Zinkand Brown

Cc: Brigitte Lippmann

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